EXHIBIT 3

INVESTOR GROUP COMMENTS ON RESULTS OF SPECIAL MEETING OF TEXAS PACIFIC LAND TRUST

Eric Oliver elected as Trustee of Texas Pacific Land Trust

DALLAS, May 22, 2019 – SoftVest, L.P., Horizon Kinetics LLC and ART-FGT Family Partners, which collectively beneficially own over 25% of the outstanding shares of Texas Pacific Land Trust (NYSE: TPL), announced that Eric Oliver was elected trustee of TPL at the special meeting of shareholders held this morning in Dallas, Texas.

Out of the 7,756,156 shares outstanding on the record date, a total of 3,660,812 shares voted for the election of Eric Oliver (including shares voted through Broadridge).  We have been advised by Broadridge that a total of 1,994,267 shares were voted in favor of the election of General Donald Cook.

Although TPL’s representatives present at the meeting noted that they did not recognize the validity of the special meeting, we hope and expect, in light of the overwhelming support in favor of the election of Eric Oliver, that David Barry and John Norris will welcome Eric Oliver as a fellow trustee and work with him collaboratively to create value for all shareholders.  It is time to move forward.

We thank all shareholders who came to the special meeting and travelled from all over the United States and abroad, including London, Canada, The Bahamas, California, Cincinnati and Boston.